SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________

FORM 11-K

 ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to _____________

COMMISSION FILE NUMBER 001-16079

___________

PracticeWorks, Inc. 401(k) Profit Sharing Plan

Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

PracticeWorks, Inc.
1765 The Exchange
Atlanta, Georgia 30339

PracticeWorks, Inc. 401(k) Profit Sharing Plan

REQUIRED INFORMATION

INDEPENDENT AUDITOR’S REPORT

To the Administrative Committee
       PracticeWorks, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of PracticeWorks, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2001, and the related statement of changes in net assets available for benefits from inception (March 5, 2001) through December 31, 2001.  These financial statements are the responsibility of the Plan’s Administrative Committee.  Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the period then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The Schedule of Assets Held for Investment Purposes as of December 31, 2001 and the Schedule of Reportable Transactions for the period then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Windham Brannon, P. C.

Atlanta, Georgia
September 27, 2002

PRACTICEWORKS, INC. 401(k) PROFIT SHARING PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2001

ASSETS:
Investments:
Cash and money market funds	$ 1,190,456
Mutual funds	2,791,871
Corporate securities (Note 3)	2,037,984
Participant loans	52,155

Total Investments	6,072,466

Receivables:
Employer contribution	355,478
Participant contribution	50,490
Participant loans	806

Total Receivables	406,774

Total Assets	6,479,240

LIABILITIES:
Accounts payable	1,426
Benefits payable	2,879

Total Liabilities	4,305

Net Assets Available For Benefits	$ 6,474,935

The accompanying notes are an integral part of these financial statements.

PRACTICEWORKS, INC. 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN
 NET ASSETS AVAILABLE FOR BENEFITS
 From Inception (March 5, 2001) through December 31, 2001

		Non-
		Participant
	Participant	Directed Funds
	Directed Funds	(See Note 3)	Total
ADDITIONS TO NET ASSETS:
Investment Income:
Net appreciation in fair value of
investments	$ 1,407,427	$ -	$ 1,407,427
Interest and dividends	119,194	-	119,194
Interest on participant loans	3,530	-	3,530

Total Investment Income	1,530,151	-	1,530,151

Contributions:
Participant contributions	1,100,405	-	1,100,405
Employer contributions	-	355,477	355,477
Participant rollover contributions	14,100	-	14,100
Rollover from InfoCure 401(k)
Plan "spin-off"	4,230,889	-	4,230,889

Total Contributions	5,345,394	355,477	5,700,871

Total Additions	6,875,545	355,477	7,231,022

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	717,974	-	717,974
Administrative expenses	38,113	-	38,113

Total Deductions	756,087	-	756,087

NET INCREASE	6,119,458	355,477	6,474,935

NET ASSETS AVAILABLE FOR
BENEFITS:
Beginning of Year	-	-	-

End of Year	$ 6,119,458	$ 355,477	$ 6,474,935

The accompanying notes are an integral part of these financial statements.

PRACTICEWORKS, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2001

1.            DESCRIPTION OF PLAN

The following description of the PracticeWorks, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document, copies of which are available from the Plan Administrator, for a more complete description of the Plan’s provisions.

General

On March 5, 2001, PracticeWorks, Inc. (the “Company”) was spun-off from InfoCure Corporation and became a separate company.  Effective March 5, 2001, the Company established the Plan, which is a defined contribution plan covering employees of the Company.  Full-time employees become eligible to participate in the Plan upon completion of three months of service.  Part-time employees become eligible to participate in the Plan upon completion of at least 1,000 hours of service in a six-consecutive-month period.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each participant may make pre-tax contributions of up to the lessor of 15% of eligible compensation as defined by the Plan, or $10,500.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company, at its absolute discretion, may make a matching contribution for any Plan year.  To receive the matching contribution, a participant must have elected to make 401(k) contributions for that Plan year, had a year of service for that Plan year, and be employed on the last day of the Plan year, unless the participant was terminated due to death, disability, or attainment of age 65 in the current year.  The matching contribution will not exceed 6% of the participant’s compensation.  The contribution will be made in cash or in shares of the Company’s common stock.

In addition to the matching contribution, the Company may make a profit sharing contribution.  To be eligible to receive the profit sharing contribution, a participant must have one year of service for that Plan year and be employed on the last day of the Plan year, unless the participant was terminated due to death, disability, or attainment of age 65 in the current year.  The contribution will be made in cash or in shares of the Company’s common stock.  The contribution will be allocated to each participant’s account based on the participant’s compensation, as defined in the Plan, for a plan year compared to the total compensation of all the other participants eligible to receive an allocation of the profit sharing contribution.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, the Company’s matching contribution, an allocation of the Company’s profit sharing contribution, and participant’s account net earnings.

In conjunction with the “spin-off”, each participant’s account in the InfoCure 401(k) Plan was transferred into this Plan effective March 5, 2001.  No further investment in VitalWorks stock will be permitted in this Plan (unless made within a Personal Choice Retirement brokerage account).  The VitalWorks stock will continue to be held in each participants account under the Plan until the earlier of one of the following “Sale Dates”:

  The date the participant changes his/her investment election to transfer the existing balances out of VitalWorks stock;

  The date the participant receives a distribution of all of his/her account balance from the Plan;

  March 2002; or

  Less than 20 participants hold shares of VitalWorks stock in their account (other than VitalWorks stock held in a PCRA brokerage account)

Retired or separated participants entitled to receive future benefits represent approximately $2,020,170 of the Plan’s total assets at December 31, 2001.

Vesting

Participants are vested immediately in their contributions and earnings thereon.  Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on years of continuous service.  A participant is 100% vested after 5 years of service.  All participants received credit under this plan for service with the prior employer who sponsored the InfoCure plan.

Investment Options

Upon enrollment in the Plan, a participant may direct his/her contributions to be invested among any of the Plan’s fund options.  In addition, the Plan permits its participant to open a personal choice retirement brokerage account with Charles Schwab (Trustee) that will allow the participant to invest in individual stocks, bonds, and many other mutual funds.

Participants may change their investment elections on a daily basis.  However, the participant is not allowed to direct the investments of the Company’s contributions unless the participant has been 100% vested as defined by the Plan.

The Company’s contributions will be invested in the Company’s own common stock until the participant is 100% vested.  At that point, the participant is allowed to redirect the investment at their discretion.  The Plan Administrator estimates that approximately 70% of the investment in PracticeWorks, Inc. common stock is nonparticipant directed.

Payment of Benefits

Upon termination of service due to retirement, disability, or death, participants may elect to have their vested account balance paid in a lump sum, installment payments, or to defer commencement of benefit payments as described in the Plan.  If employment is terminated during the Plan year for reasons other than normal retirement or death and the participant’s account balance is $5,000 or less, a lump sum payment of the vested account balance will be made.  Participants may also withdraw their vested account balance during their employment for certain hardship situations.

Loans

The Plan has a loan provision which allows participants to borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  The loans are secured by the balance in the participant’s account and must bear a reasonable rate of interest as described in the Plan.  Loans must be repaid within five years, except for loans for the purchase of a residence.  During 2001, loans had fixed rates ranging from 6% to 10.5%.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Administrative Expenses

Certain administrative functions are performed by employees of the Company.  No such employees receive compensation from the Plan.  In 2001, the majority of the Plan’s administrative expenses, less forfeitures, were paid directly by the Company.

Forfeited accounts will be used first to pay administrative expenses, second to reduce the matching contribution and third to reduce the profit sharing contribution.  At
December 31, 2001, forfeited nonvested accounts totaled $21,811.

2.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are presented on the accrual basis of accounting.  The Plan’s investments are stated at fair value as determined by quoted market prices.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Participant Loans

Participant loans are valued at unpaid principal plus accrued interest, which approximates fair market value.

Net Appreciation in Fair Value of Investments

Net appreciation in fair value of investments includes realized and unrealized gains and losses on investments and dividends on mutual funds.

3.          INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets:

VitalWorks, Inc. (196,713 shares of common stock	$ 1,111,428
Schwab Instl Advantage Money Fund	1,019,815
PracticeWorks, Inc. (66,358 shares of common stock)	661,589
Dreyfus Appreciation Fund	583,899
Dreyfus S&P 500 Index Fund	481,000
MFS Mass Investors Growth Stock Fund, Class A	416,874
Baron Asset Fund	370,377
Sound Shore Fund	335,966

4.          INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 10, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.

SUPPLEMENTAL SCHEDULES

PracticeWorks, Inc. 401(k) Plan

		Schedule of Assets Held for Investment Purposes
SHARES/	DESCRIPTION	MONTH	BEGINNING	ENDING	ADJUSTED	UNREALIZED
UNITS		END PRICE	MARKET	MARKET	COST	GAIN/LOSS

	REPORTING PERIOD: 12/31/00 TO 12/31/01

	CASH EQUIVALENTS

1,019,814.880	SCHWAB INSTL ADVANTAGE MONEY FUND	1.0000	0.00	1,019,814.88	1,019,814.88	0.00
29668.00	SCHWAB MONEY MARKET FUND	1.0000	0.00	29,668.00	29,668.00	0.00
8,840.390	SCHWAB RETIREMENT MONEY FUND	1.0000	0.00	8,840.39	8,840.39	0.00

			0.00			0.00
	COMMON STOCK

66,358.000	PRACTICEWORKS, INC.	9.9700	0.00	661,589.26	416,328.99	245,260.27
96,713.000	VITALWORKS, INC.	5.6500	0.00	1,111,428.45	295,069.50	816,358.95

			0.00			1,061,619.22

	MUTUAL FUNDS

69,248.845	ALLIANCE GROWTH & INCOME FD CL A	3.5900	0.00	260,585.00	268,655.00	(8,069.36)
8,330.579	BARON ASSET FUND	44.46000	0.00	370,377.54	382940.75	(12,563.21)
15,357.683	DREYFUS APPRECIATION FUND	38.0200	0.00	583,899.11	591668.86	(7,769.75)
14,392.573	DREYFUS S&P 500 INDEX FUND	33.4200	0.00	480,999.79	494860.42	(13,860.63)
6,488.382	LOOMIS SAYLES BOND FUND	10.4400	0.00	67,738.71	70229.73	(2,491.02)
4,917.281	MERCURY HW INTERNATIONAL VALUE CL I	19.4700	0.00	95,739.46	109148.08	(13,408.62)
32,340.876	MFS MASS INVESTORS GROWTH STOCK CL A	12.8900	0.00	416,873.89	444019.81	(27,145.92)
4,038.811	PIMCO TOTAL RETURN FD CL D	10.4600	0.00	42,245.96	42643.55	(397.59)
10,986.463	SOUND SHORE FUND	30.5800	0.00	335,966.04	355501.97	(19,535.93)
3,772.864	THIRD AVENUE VALUE FUND	36.4300	0.00	137,445.44	138507.4	(1,061.96)

			0.00			(106,303.99)

	OTHER DEBT OBLIGATIONS

52,155.00	PRACTICEWORKS 401(K) LOAN POOL	100.0000	0.00	52,155.00	52,155.00	0.00

			0.00	-		0.00

			0.00
	CASH		0.00	22,889.03

REPORTING PERIOD: 12/31/00 TO 12/31/01
	CASH EQUIVALENTS

109,092.71	SCHWAB MONEY MARKET FUND	1.0000	0.00	109,092.71	109,092.71	0.00

			0.00	109,092.71	109,092.71	0.00

			0.00	109,092.71	109,092.71	0.00

	COMMON STOCK

100.000	A T & T CORP	18.1400	0.00	1,814.00	3,169.00	(1,355.00)
32.000	A T & T WIRELESS SERVICES	14.3700	0.00	459.84	911.61	(451.77)
500.000	AMF BOWLING INC	0.0550	0.00	27.50	2,125.00	(2,097.50)
23.000	APPLERA CELERA GENOMICS	26.6900	0.00	613.87	3,441.01	(2,827.14)
139.000	APPLIED MATERIALS INC	40.1000	0.00	5,573.90	8,751.06	(3,177.16)
400.000	CISCO SYSTEM INC	18.1100	0.00	7,244.00	18,093.91	(10,849.91)
100.000	EARTHLINK INC	12.1700	0.00	1,217.00	2,600.00	(1,383.00)
300.000	GENERAL ELECTRIC COMPANY	40.0800	0.00	12,024.00	14,347.46	(2,323.46)
280.000	HOME DEPOT INC	51.0100	0.00	14,282.80	15,960.81	(1,678.01)
604.301	INTEL CORP	31.4500	0.00	19,005.26	32,285.59	(13,280.33)
80.000	I2 TECHNOLOGIES INC	7.9000	0.00	632.00	5,744.95	(5,112.95)
60.000	MANUGISTICS GROUP INC	21.0800	0.00	1,264.80	3,112.45	(1,847.65)
900.000	MICROSOFT CORP	66.2500	0.00	59,625.00	81,987.13	(22,362.13)
200.000	NOKIA CORP SPON ADR F	24.5300	0.00	4,906.00	10,109.59	(5,203.59)
100.000	NORTEL NETWORKS CP NEW F	7.5000	0.00	750.00	5,343.81	(4,593.81)
200.000	PFIZER INCORPORATED	39.8500	0.00	7,970.00	8,829.95	(859.95)
200.000	PLAY BY PLAY TOYS & NOVELTIES INC	0.0050	0.00	1.00	762.50	(761.50)
5.000	PRACTICEWORKS INC	9.9700	0.00	49.85	0.00	49.85
500.000	PRICELINE.COM INC	5.8200	0.00	2,910.00	5,029.95	(2,119.95)
400.000	QUALCOMM INC	50.5000	0.00	20,200.00	54,209.90	(34,009.90)
100.000	SCIENT INC	0.4200	0.00	42.00	4,142.45	(4,100.45)
40.000	SIEBEL SYSTEMS INC	27.9800	0.00	1,119.20	3,979.95	(2,860.75)
300.324	SOUTHWEST AIRLS CO	18.4800	0.00	5,549.99	4,436.20	1,113.79
400.000	SUN MICROSYSTEMS INC	12.3000	0.00	4,920.00	11,429.52	(6,509.52)
34.000	TEXAS INSTRUMENTS INC	28.0000	0.00	952.00	2,197.53	(1,245.53)
200.675	THE CHARLES SCHWAB CORP	15.4700	0.00	3,104.44	7,368.16	(4,263.72)
100.797	TYCO INTL LTD NEW	58.9000	0.00	5,936.94	3,575.24	2,361.70
20.000	VITALWORKS INC	5.6500	0.00	113.00	367.45	(254.45)
450.000	WORLDCOM INC	14.0800	0.00	6,336.00	21,728.52	(15,392.52)
18.000	WORLDCOM INC - MCI GROUP	12.7000	0.00	228.60	879.45	(650.85)
10.000	1/10 BERKSHIRE HATHAWAY CL A	7,560.00	0.00	75,600.00	51,055.00	24,545.00
500.000	8X8 INC NEW	0.8900	0.00	445.00	10,029.95	(9,584.95)

			0.00	264,917.99	398,005.10	(133,087.11)

	PREFERRED STOCK

22.000	PRACTICEWORKS 6% B PFD	2.2000	0.00	48.40	0.00	48.40

			0.00	48.40	0.00	48.40

	MUTUAL FUNDS

314.143	SCHWAB 1000 EQUITY FUND	31.9500	0.00	10,036.87	10,084.68	(47.81)

			0.00	10,036.87	10,084.68	(47.81)

	UNIT INVESTMENT TRUSTS

50.000	NASDAQ 100 SHARES	38.9100	0.00	1,945.50	5,752.64	(3,807.14)

			0.00	1,945.50	5,752.64	(3,807.14)

			0.00
	CASH		0.00	150.72

	TOTAL INVESTMENTS		0.00	$6,072,466.00

SCHEDULE OF REPORTABLE TRANSACTIONS
FOR PLAN YEAR ENDED 12/21/2001

DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/LOSS
Institutional ADV	5,827.27			5,827.27
Institutional ADV		21.76	21.76
Institutional ADV		1,690.76	1,690.76
Institutional ADV		131.63	131.63
Institutional ADV	5,871.60			5,871.60
Institutional ADV		8,033.04	8,033.04
Institutional ADV	5,175.41			5,175.41
Institutional ADV		207.74	207.74
Baron Asset	110,248.35	46,636.00	52,949.43	110,248.35	-6,313.43
Third Ave Value Fund	79,839.45	24,343.53	25,215.43	79,839.45	-871.90
Sound Shore	100,201.09	50,461.59	46,969.30	100,201.09	3,492.29
MFS Mass Inv Grth A	182,301.23	103,548.95	147,911.50	182,301.23	-44,362.55
Dreyfus Appreciation	169,916.81	100,390.20	113,122.43	169,916.81	-12,732.23
Dreyfus S&P 500 Index	199,542.43	87,857.52	102,732.96	199,542.43	-14,875.44
Alliance Grth & Inc	89,744.61	30,318.64	28,932.09	89,744.61	1,386.55
Mercury HW Int’l Income	53,088.27	10,793.72	11,755.03	53,088.27	-961.31
Loomis Sayles Bond –1	31,035.54	27,938.83	29,953.69	31,035.54	-2,014.86
PIMCO Total Return-D	31,752.57	7,660.58	7,300.80	31,752.57	359.78
Institutional ADV	195,807.86	226,537.84	226,537.84	195,807.86
Personal Choice	35,956.79	1,192.50	1,192.50	35,956.79
Vital Works Stock	613,300.71	113,440.43	253,481.37	613,300.71	-140,040.94
SLF Vital Works	60,736.13	72,143.58	72,143.58	60,736.13
Loan Fund	29,425.00	49,364.53	49,364.53	29,425.00
Amer I and G	57.80	499.83	609.34	57.80	-109.51
GAM International	33.00	102.24	125.79	33.00	-23.55
Strong Govt Securities	2.89	215.34	201.61	2.89	13.73
Practice Works Stock	602,711.20	48,888.17	56,006.64	602,711.20	-7,118.47
SLF Practice	80,444.19	74,154.58	74,154.58	80,444.19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

PRACTICEWORKS, INC. 401(k) PROFIT SHARING PLAN

Date: January 16, 2003	By: /s/ James K. Price James K. Price President & Chief Executive Officer

EXHIBITS INDEX

Exhibit 23.1       Consent of Independent Auditors